[Letterhead of Muldoon Murphy & Aguggia LLP]

May 14, 2007

VIA EDGAR AND COURIER

Ms. Kathryn McHale

Staff Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Beneficial Mutual Bancorp, Inc.
Philadelphia, Pennsylvania
Amendment No. 1 to Registration Statement
Filed on April 30, 2007
File Number 333-141289

Dear Ms. McHale:

On behalf of Beneficial Mutual Bancorp, Inc. (“Beneficial” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Exchange Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on April 30, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 11, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received by the Office of Thrift Supervision (the “OTS”) on the Company’s Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2.

General

1.	To the extent the effectiveness of the Registration Statement is delayed, please revise to include updated financial information under Rule 3-12 of Regulation S-X.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Response to Comment No. 1:

The staff’s comment is understood.

2.	Please include updated consents from your independent accountants in the pre-effective amendment.

Response to Comment No. 2:

Updated consents are included as Exhibits 23.2, 23.3 and 23.4 to the Amended Registration Statement.

Prospectus for Beneficial Offering

3.	We note your response to our prior comment number one. Please confirm that no projections crossed at any time.

Response to Comment No. 3:

The Company confirms that no projections crossed at any time.

How We Determined the Offering Range, page 4

4.	In the second complete sentence on page 5 it appears more accurate to say that the percentage of shares issued to FMS declines. Please consider revising this sentence.

Response to Comment No. 4:

We have revised the disclosure to more fully discuss how the offering range was determined and how the contribution of Foundation shares and the merger shares affect the percentage of the total outstanding shares that will be issued in the offering.

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 30

5.

We note the table shows selected financial information on a pro forma basis assuming the merger and the offering is completed at the maximum of the offering range. Your response to our previous comment 19 indicated revisions have been made; however, there continues to be various differences between the table and the pro forma combined statements of financial condition and statements of income on page 60 and 66. In particular, your line items for Pro Forma Total Assets, Cash and Cash Equivalents, and Stockholders Equity are inconsistent. Likewise, your line items for Pro Forma Interest Income, Operating Expenses, and related subtotals are inconsistent.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Response to Comment No. 5:

We have eliminated the table so that no inconsistencies exist with the tables on pages 60 and 66 of the prospectus.

6.

We note your inclusion of capital ratios, asset quality ratios and other data on a pro forma basis. Please revise your filing to exclude these measures on page 31 and on page 45, or tell us your basis for the inclusion of these pro forma amounts by citing the specific evidence in Article 11 of Regulation S-X.

Response to Comment No. 6:

The table has been eliminated in its entirety.

Pro Forma Data, page 53

7.	We note your response to comment 25 of our letter dated April 17, 2007. As previously requested, please revise to discuss when these material non-recurring charges are expected to be incurred.

Response to Comment No. 7:

Disclosure has been added on page 49 of the prospectus stating these expenses would be incurred within twelve months of the consummation of the offering and the merger.

Unaudited Pro Forma Combined Statements of Financial Condition December 31, 2006, page 56

8.

We note your response to comment 26 of our letter dated April 17, 2007 and the inclusion of an Analysis of Pro Forma Outstanding Shares of Beneficial Mutual Bancorp Common Stock on page 68. In order to be more transparent to the reader, please revise the applicable footnotes on page 57 to reference the analysis of pro forma outstanding shares on page 68.

Response to Comment No. 8:

We have added references to the table on page 68 to footnotes 1, 9 and 10 on pages 53 and 57 of the prospectus.

Chief Executive Officer Compensation, page 152

9.	Please include a discussion of Mr. Nise’s bonus in this section.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Response to Comment No. 9:

A sentence regarding Mr. Nise’s bonus has been added to page 148 of the prospectus.

Subscriptions by Executive Officers and Directors, page 163

10.	Please give the percentage ownership figures for Messrs. Yates and Yates.

Response to Comment No. 10:

The percentages have been added to the table.

Consolidated Financial Statements of Beneficial Mutual Bancorp, Inc. Audit Report, page F-1

11.

We note you have added Note 6 — Accrued Interest Receivable to your financial statements. Please confirm to us that your auditors considered the guidance of AU Section 530A in determining whether to dual date their audit report.

Response to Comment No. 11:

We confirm the auditors considered the guidance in AU Section 530A in determining whether to dual date their audit report.

Consolidated Statements of Financial Condition, page F-2

12.

In Note 1 on page F-6, you indicate that the August 20, 2004 reorganization created the registrant, Beneficial Mutual Bancorp, Inc., which is a stock entity that is wholly owned by Beneficial Savings Bank MHC. Given that the registrant has been a stock entity since 2004, please revise to address the following:

•	Please revise your Balance Sheet to present a line item for the capital shares that are outstanding.

The balance sheet presentation has been revised. See page F-2.

•	Clearly disclose the amount and number of shares outstanding as well as the number of each class of shares authorized.

This is addressed in the balance sheet. See also Note 2.

•	Please provide a separate footnote that clearly discloses the terms of your capital shares. Refer to SFAS 129.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

The terms of the Company’s capital shares have been addressed in Note 1.

•	Separately include a subsequent events footnote that addresses the offering and exchange transaction.

The offering and the exchange transaction are discussed in detail in Note 1.

•

Please revise to address the guidance of SFAS 128 regarding an earnings per share presentation. Revise to clearly disclose how earnings per share was calculated for the presentation. As part of your earnings per share presentation, please consider that the staff views the shares issued to the MHC in connection with your reorganization in August 2004 as analogous to a significant stock dividend or stock split. Refer to paragraph 54 of SFAS 128.

We note your comment pertaining to the staff’s views that shares issued to Beneficial Savings Bank MHC in connection with the reorganization are analogous to a significant stock dividend. We affirm that we will present earnings per share under the guidance in paragraph 54 of SFAS 128 for those shares exchanged in the minority stock offering in the first Form 10-Q and Form 10-K to be filed by the Company.

Consolidated Financial Statements of FMS Financial Corporation

13.

We note your response to comment 46 of our letter dated April 17, 2007 that FMS Financial Corporation will amend their Form 10-K. We await the filing of the amended FMS Financial Corporation Form 10-K. Please confirm that the amended Form 10-K will address the following comments as applicable.

Response to Comment No. 13:

The Form 10-K, which will be filed as soon as practicable after the Amended Registration Statement is filed, will address the following comments.

Audit Report, F-28

14.

We note you have added Note 6 — Accrued Interest Receivable to your financial statements and other changes in response to our comments. Please confirm to us that your auditors considered the guidance of AU Section 530A in determining whether to dual date their audit report.

Response to Comment No. 14:

We confirm the auditors have considered the guidance in AU Section 530A in determining whether to dual date their audit report.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Consolidated Statements of Changes in Stockholders’ Equity, page F-33

15.

We note you reclassified the transition adjustment for your initial application of SFAS 158. Please revise to include a note to the financial statements that discusses the reclassifications made. Refer to the guidance of paragraph 17 of AU Section 420.

Response to Comment No. 15:

The Consolidated Statements of Changes in Stockholders’ Equity have been revised in response to the staff’s comment. See page F-35.

Note 14 — Retirement Plans, page F-49

16.

We note your revisions in response to comment 48 of our letter dated April 17, 2007. It does not appear that you have disclosed the amount in accumulated other comprehensive income expected to be recognized as components of net periodic cost over the next fiscal year. Please revise to include this disclosure as required by paragraph 7(d) of SFAS 158, or tell us why you believe it is not applicable.

Response to Comment No. 16:

The requested disclosure has been added. See page F-49.

Proxy Prospectus for the FMS Financial Merger

Each Share of FMS Financial Common Stock Will be Exchanged . . ., page 4

17.	Here or under another summary heading, please reference the table on page 48.

Response to Comment No. 17:

The requested disclosure has been added to the proxy statement. See page 5.

We Recommend that Stockholders Approve the Merger, page 6

18.	Please specifically identify those factors on page 7 that are positive and those that are negative.

Response to Comment No. 18:

The requested disclosure has been added to the proxy statement. See pages 6 and 7.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Certain of FMS Financial’s Officers . . ., page 7

19.	Please quantify the advisory board compensation.

Response to Comment No. 19:

The proxy statement has been revised to quantify the advisory board compensation. See page 8.

Opinion of FMS Financial’s Financial Advisors, page 46

20.	We note your response to our former comment 63; please broaden your disclosure to include affiliates of Ryan Beck and affiliates of FMS.

Response to Comment No. 20:

The disclosure has been broadened to include affiliates of Ryan Beck and affiliates of FMS Financial. See page 46 of the proxy statement.

Opinions, Exhibits 5.1, 8.1 and 8.2

21.

We note that these opinions continue to be presented as of “the date hereof” and state that you are under no obligation to update your opinion. Please either revise this language so that your opinion is valid as of the date of effectiveness of the Registration Statement or represent to the staff your intention of filing your opinion with your acceleration request.

Response to Comment No. 21:

We have revised the opinions accordingly.

Legality Opinion, Exhibit 5.1

22.

In the first whole paragraph on page two of your opinion, you include assumptions that are too broad with regard to the “correctness of all certificates and the accuracy and completeness of all records, documents, instruments . . .” Please either remove these overly broad assumptions or revise this paragraph to state that you are relying rather than assuming.

Response to Comment No. 22:

We have revised the opinion accordingly.

Ms. Kathryn McHale

U.S. Securities and Exchange Commission

May 14, 2007

Tax-Merger Opinion

23.	Revise the first sentence on page two to eliminate the assumption regarding the statutory merger.

Response to Comment No. 23:

We have eliminated the assumption.

*       *       *       *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned at (202) 362-0840. Thank you for your assistance.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP /s/ Lori M. Beresford

Lori M. Beresford

Enclosures

cc:	David Lyon, U.S. Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision — DC

Karen Marcotte, Office of Thrift Supervision — DC
John Harootunian, Office of Thrift Supervision — DC
Roger Smith, Office of Thrift Supervision — DC
David Rochefort, Office of Thrift Supervision — NE

Gerard P. Cuddy, Beneficial Mutual Bancorp, Inc.

Joseph F. Conners, Beneficial Mutual Bancorp, Inc.
Gary R. Bronstein, Esq.
Stephen F. Donahoe, Esq.